Via Edgar

December 30, 2021

Ruairi Regan Pam Howell Division of Corporation Finance Office of Real Estate and Construction U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Roth CH Acquisition III Co. Amended Preliminary Proxy Statement on Schedule 14A Filed December 9, 2021 File No. 001-40147

Dear Mr. Regan and Ms. Howell:

On behalf of our client, Roth CH Acquisition III Co., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated December 15, 2021 (the “Comment Letter”) regarding the Company’s Amended Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Company has filed via EDGAR an Amendment No. 3 to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. Please note that our responses below, insofar as relevant information relates to BCP QualTek HoldCo, LLC, a Delaware limited liability company and BCP QualTek, LLC, a Delaware limited liability company (collectively, “QualTek”) or matters arising from QualTek’s participation in the preparation of the Proxy Statement and the Amended Proxy Statement, are based on our discussions with and information received from QualTek or its counsel, Kirkland & Ellis, LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Proxy Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Proxy Statement.

Revised Preliminary Proxy Statement

General

1.	We note the prior amendment to the proxy statement indicated on the cover page that the aggregate number of securities to which this transaction applies is 29,524,923 shares of Common Stock. Please reconcile with the Letter to Stockholders, which reflects an estimated 62,570,466 shares of common stock, not including the conversion of Qualtek units.

Response: Changes in response to the Staff’s comment have been reflected in the Letter to Stockholders and in the Amended Proxy Statement on pages 20, 21, 116, 117, F-32 and F-33 to reflect the total consideration of 29,297,628 shares of Common Stock, which is consistent with the shares of Common Stock on the prior amendment to the proxy statement filed with a small variation due to estimated interest on the BCP Note Amount, which is a factor in determining the Equity Value under the Merger Agreement, at the time of filing the Amended Proxy Statement.

Letter to Stockholders, page i

2.	We partially reissue comment 1. When discussing the business combination, please quantify the “portion of the merger consideration” allocated to each step of the business combination and the capital contribution from ROCR. This would include the QualTek Units held by ROCR being converted into the right to receive a number of Common Units equal to the number of shares of Class A Common Stock issued and outstanding, less the number of Common Units received in connection with the contribution.

Response: Changes in response to the Staff’s comment have been reflected in the Letter to Stockholders and in the Amended Proxy Statement on pages 21 and 116.

Summary of the Proxy Statement, page 19

3.	Refer to prior comment 3. Please clarify the reference to an amount equal to $10,000,000 and $20,000,000, with reference to the value of equity interests issued as consideration for any acquisitions by the Company prior to the Closing. Please also revise the disclosure to clearly disclose the total consideration to be paid, as previously requested.

Response: Changes in response to the Staff’s comment have been reflected in the Letter to Stockholder and in the Amended Proxy Statement on pages 21 and 116.

Risks Related to ROCR and the Business Combination, page 53

4.	Refer to prior comment 9. Please revise the sensitivity analysis to show a range of interim redemption levels.

Response: Changes in response to the Staff’s comment have been reflected in Amended Proxy Statement on page 58.

Background of the Business Combination, page 100

5.	We partially reissue comment 14. Please disclose any discussions about the need to obtain additional financing for the combined company through a PIPE transaction(including the pre PIPE). Please also discuss the negotiation/marketing processes, such as what relationships did the PIPE or pre-PIPE investors have to ROCR, the sponsor, Qualtek and its affiliates, and the placement agent, and how were the terms of the PIPE transactions determined. Clearly identify the placement agents in the pre-PIPE.

Response: Changes in response to the Staff’s comment have been reflected in Amended Proxy Statement on pages 104-106 and have been summarized below.

On April 23, 2021, ROCR engaged Roth and Craig-Hallum (collectively, the “Placement Agents”) to act as placement agents in connection with a PIPE Investment. A PIPE was contemplated in the initial term sheet between ROCR and QualTek. A PIPE was deemed to be necessary to ensure QualTek received working capital, primarily in the event that the ROCR received redemptions from the Trust Account. From March 29, 2021 to April 25, 2021, ROCR, QualTek and the Placement Agents prepared and finalized a presentation for a potential PIPE Investment (and after May 13, 2021, updated such presentation for a potential Pre-PIPE Investment (as described below) as well) and negotiated drafts of the Subscription Agreement and PIPE Registration Rights Agreement, which were prepared by EGS, counsel to the Placement Agents, and reviewed by Loeb and Kirkland. During the weeks from April 26, 2021 through the week of May 31, 2021, QualTek and the Placement Agents commenced virtual presentations to potential PIPE investors. The Placement Agents utilized their respective sales forces to market the PIPE to institutional and accredited investors, primarily including clients of the Placement Agents, in addition to Roth, Craig-Hallum, certain of ROCR’s officers and directors, affiliates of Craig-Hallum’s management, and BCP Qualtek, LLC. There were no other material relationships between the PIPE investors and ROCR, the Sponsor, Qualtek or its affiliates, and the Placement Agent. The Placement Agents particularly focused on contacting investors who the Placement Agent knew from previous business dealings are interested in 5G infrastructure, SPACs, and have the financial ability to invest in PIPEs. Following negotiation and discussions with the PIPE Investors, the PIPE investors agreed to the terms of the PIPE Investment priced at $10.00 per share, as reflected in the presentation for the potential PIPE Investment, which equates to a $829M post-money valuation, a discount to the public company comparables. The final business terms were materially consistent with the terms of the PIPE Investment in the initial term sheet. The Placement Agent continued these presentations, followed up on due diligence, and made additional calls to potential investors through June 15, 2021.

On May 13, 2021, a call was held among Loeb, Kirkland, Brightstar, EGS and ROCR to discuss a potential Pre-PIPE Investment. A Pre-PIPE was deemed to be advisable to allow QualTek to accretively pursue acquisitions, consistent with its business strategy. As reflected in the presentation for the potential PIPE Investment, QualTek had a pipeline of potential acquisitions to consolidate their business, and a Pre-PIPE was determined to be the advisable way to finance potential acquisitions in QualTek’s pipeline prior to consummation of the Business Combination. ROCR engaged Roth and Craig-Hallum to act as the Placement Agents in connection with the Pre-PIPE Investment. Following the May 13, 2021 call, Kirkland circulated a proposed term sheet based on the terms discussed on the call, including a senior unsecured unsubordinated note at zero interest convertible into shares of ROCR at a conversion price per share of $8. The pricing of the Pre-PIPE Investment was based on a valuation of QualTek of approximately $764.7 million. The valuation of QualTek was lower than the post-money valuation of the Combined Company because the Pre-PIPE valuation excludes the anticipated impact of the trust funds following the Business Combination and involved pre-Business Combination securities of QualTek, rather than of ROCR. The Placement Agents utilized their respective sales forces to market the Pre-PIPE to institutional and accredited investors, primarily including existing clients of the Placement Agents. None of the Sponsor, Roth, Craig-Hallum, ROCR’s officers and directors, QualTek or any of their affiliates were investors in the Pre-PIPE Investment, and there were no other material relationships between the Pre-PIPE investors and ROCR, the Sponsor, Qualtek or its affiliates, and the Placement Agent. EGS, as counsel to the Placement Agents, aided in the legal negotiation process on behalf of the Placement Agents. On May 18, 2021, Kirkland circulated a draft of the Pre-PIPE Note, followed by a draft of the related form of Note Purchase Agreement on May 19, 2021, which was sent to potential Pre-PIPE investors and were consistent with the terms discussed on the May 13th call. On June 3, 2021, EGS prepared a draft form of registration rights agreement for the Pre-PIPE, which was also sent to potential Pre-PIPE investors. During the weeks from May 13, 2021 through the week of May 31, 2021, QualTek and the Placement Agents commenced virtual presentations to potential Pre-PIPE investors consistent with the Placement Agents’ approach in the PIPE Investment. From May 19 to June 15, 2021, ROCR, QualTek and the Placement Agents negotiated drafts of the Pre-PIPE Note, Note Purchase Agreement and Pre-PIPE Registration Rights Agreement with potential Pre-PIPE investors. The final business terms were materially consistent with the terms of the Pre-PIPE Investment in the initial term sheet.

The Board of Directors’ Reasons for the Approval of the Business Combination, page 107

6.	Please clarify whether and how the Board took into consideration the downgraded projections provided on page 107 in determining to recommend the transaction, and if not, why not.

Response: Changes in response to the Staff’s comment have been reflected in Amended Proxy Statement on page 110.

Consideration to be Received in the Business Combination, page 116

7.	We reissue comment 16. Please clearly disclose how you calculate the consideration to be received by the equityholders of QualTek in the business combination. For instance, clarify the reference in calculating the blocker owner consideration to “the number of shares of Class A Common Stock equal to the merger consideration.”

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 117.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-47

8.	We note the Company’s response to prior comment 20 and reissue the comment in part. Please clarify how many performance obligations you identified for your typical engineering, aerial and underground construction contracts that you use an output measure to recognize revenue for. To the extent such arrangements include multiple performance obligations, please clarify how you allocate total contract consideration to each performance obligation identified and whether you recognize revenue over time or at a point in time for each of the identified performance obligations.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages F-47 and F-48.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Janeane Ferrari at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:       Gordon Roth
Roth CH Acquisition III Co.

Janeane Ferrari, Esq.
Loeb & Loeb LLP

Andrei Sirabionian, Esq.
Loeb & Loeb LLP

Mitchell Nussbaum, Esq.
Loeb & Loeb LLP

Tim Cruickshank, Esq.
Kirkland & Ellis LLP

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